Exhibit 3.2(e)

American Woodmark Corporation

Resolution of the Board of Directors

On May 22, 2003, the Board of Directors of American Woodmark Corporation approved the following resolution.

RESOLVED, that Article III, paragraph 1 of the Bylaws of the Corporation is hereby amended to read as follows:

There shall be a Board of Directors consisting of eleven persons.

/s/ Kent Guichard
Kent Guichard
Corporate Secretary

Corporate Seal